UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Paymentus Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

70439P108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70439P108	SCHEDULE 13G	Page 2 of 15

1.	Names of Reporting Persons Accel-KKR Holdings GP, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 85,437,069(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 85,437,069 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,437,069 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 85.79%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Represents (a) 2,245,886 shares of Class A Common Stock (“Class A Shares”) and 71,863,439 shares of Class B Common Stock, convertible into an equal number of Class A Shares with no expiration date (“Class B Shares”), held directly by Accel-KKR Capital Partners CV III, LP (“CV III”); (b) 94,546 Class A Shares and 3,025,270 Class B Shares held directly by Accel-KKR Growth Capital Partners III, LP (“GC III”); (c) 3,168 Class A Shares and 101,395 Class B Shares held directly by Accel-KKR Growth Capital Partners II Strategic Fund, LP (“GC II Strategic”); (d) 37,350 Class A Shares and 1,195,150 Class B Shares held directly by Accel-KKR Growth Capital Partners II, LP (“GC II”); (e) 5,635,005 Class B Shares held directly by Accel-KKR Members Fund, LLC (“Members Fund,” and collectively with CV III, GC III, GC II Strategic and GC II, the “Accel-KKR Funds”) and (f) 1,235,860 Class B Shares held directly by KKR-AKI Investors L.L.C. (“KKR-AKI”).

(2)

Calculated based on (i) 16,536,202 Class A Shares outstanding as of November 5, 2021, as reported on the Issuer’s 10-Q filed November 10, 2021 and (ii) 83,056,119 Class A Shares issuable upon conversion of Class B Shares.

CUSIP No. 70439P108	SCHEDULE 13G	Page 3 of 15

1.	Names of Reporting Persons Accel-KKR Capital Partners CV III, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 74,109,325(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 74,109,325(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,109,325(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 75.35%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 2,245,886 Class A Shares and 71,863,439 Class A Shares issuable in respect of Class B Shares.
(2)

Calculated based on (i) 16,536,202 Class A Shares outstanding as of November 5, 2021, as reported on the Issuer’s 10-Q filed November 10, 2021 and (ii) 81,820,259 Class A Shares issuable upon conversion of Class B Shares.

CUSIP No. 70439P108	SCHEDULE 13G	Page 4 of 15

1.	Names of Reporting Persons Accel-KKR Growth Capital Partners III, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,119,816(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,119,816(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,119,816(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 3.17%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 94,546 Class A Shares and 3,025,270 Class A Shares issuable in respect of Class B Shares.
(2)

Calculated based on (i) 16,536,202 Class A Shares outstanding as of November 5, 2021, as reported on the Issuer’s 10-Q filed November 10, 2021 and (ii) 81,820,259 Class A Shares issuable upon conversion of Class B Shares.

CUSIP No. 70439P108	SCHEDULE 13G	Page 5 of 15

1.	Names of Reporting Persons Accel-KKR Growth Capital Partners II Strategic Fund, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 104,563(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 104,563(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,563(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) .11%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 3,168 Class A Shares and 101,395 Class A Shares issuable in respect of Class B Shares.
(2)

Calculated based on (i) 16,536,202 Class A Shares outstanding as of November 5, 2021, as reported on the Issuer’s 10-Q filed November 10, 2021 and (ii) 81,820,259 Class A Shares issuable upon conversion of Class B Shares.

CUSIP No. 70439P108	SCHEDULE 13G	Page 6 of 15

1.	Names of Reporting Persons Accel-KKR Growth Capital Partners II, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,232,500(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,232,500(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,232,500(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 1.25%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 37,350 Class A Shares and 1,195,150 shares of Class A Common Stock issuable in respect of Class B Shares.
(2)

Calculated based on (i) 16,536,202 Class A Shares outstanding as of November 5, 2021, as reported on the Issuer’s 10-Q filed November 10, 2021 and (ii) 81,820,259 Class A Shares issuable upon conversion of Class B Shares.

CUSIP No. 70439P108	SCHEDULE 13G	Page 7 of 15

1.	Names of Reporting Persons Accel-KKR Members Fund, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,635,005(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,635,005(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,635,005(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.73%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents 5,635,005 Class A Shares issuable in respect of Class B Shares.
(2)

Calculated based on (i) 16,536,202 Class A Shares outstanding as of November 5, 2021, as reported on the Issuer’s 10-Q filed November 10, 2021 and (ii) 81,820,259 Class A Shares issuable upon conversion of Class B Shares.

CUSIP No. 70439P108	SCHEDULE 13G	Page 8 of 15

1.	Names of Reporting Persons Palumbo, Robert
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 85,437,069(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 85,437,069(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,437,069(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 85.79%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Represents 2,380,950 Class A Shares and 81,820,259 Class A Shares issuable in respect of Class B Shares, held by the Accel-KKR Funds, and 1,235,860 Class A Shares issuable in respect of Class B Shares, held by KKR-AKI.

(2)

Calculated based on (i) 16,536,202 Class A Shares outstanding as of November 5, 2021, as reported on the Issuer’s 10-Q filed November 10, 2021 and (ii) 83,056,119 Class A Shares issuable upon conversion of Class B Shares.

CUSIP No. 70439P108	SCHEDULE 13G	Page 9 of 15

1.	Names of Reporting Persons Barnds, Thomas
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 85,437,069(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 85,437,069(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,437,069(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 85.79%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Represents 2,380,950 Class A Shares and 81,820,259 Class A Shares issuable in respect of Class B Shares, held by the Accel-KKR Funds, and 1,235,860 Class A Shares issuable in respect of Class B Shares, held by KKR-AKI.

(2)

Calculated based on (i) 16,536,202 Class A Shares outstanding as of November 5, 2021, as reported on the Issuer’s 10-Q filed November 10, 2021 and (ii) 83,056,119 Class A Shares issuable upon conversion of shares of Class B Common Stock.

CUSIP No. 70439P108	SCHEDULE 13G	Page 10 of 15

1.	Names of Reporting Persons KKR-AKI Investors L.L.C.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,235,860(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,235,860(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,235,860 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 6.95%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents 1,235,860 Class A Shares issuable in respect of Class B Shares.
(2)

Calculated based on (i) 16,536,202 Class A Shares outstanding as of November 5, 2021, as reported on the Issuer’s 10-Q filed November 10, 2021 and (ii) 1,235,860 Class A Shares issuable upon conversion of shares of Class B Common Stock.

CUSIP No. 70439P108	SCHEDULE 13G	Page 11 of 15

Item 1(a).	Name of Issuer

Paymentus Holdings, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

18390 NE 68th St.

Redmond, WA 98052

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, referred to herein as the “Reporting Persons.”

(i)	Accel-KKR Holdings GP, LLC

(ii)	Accel-KKR Capital Partners CV III, LP

(iii)	Accel-KKR Growth Capital Partners III, LP

(iv)	Accel-KKR Growth Capital Partners II Strategic Fund, LP

(v)	Accel-KKR Growth Capital Partners II, LP

(vi)	Accel-KKR Members Fund, LLC

(vii)	Palumbo, Robert

(viii)	Barnds, Thomas

(ix)	KKR-AKI Investors L.L.C.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

c/o Accel-KKR

2180 Sand Hill Road, Suite 300,

Menlo Park, CA 94025.

Item 2(c).	Citizenship

See responses to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Class A Common Stock

Item 2(e).	CUSIP Number

70439P108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

CUSIP No. 70439P108	SCHEDULE 13G	Page 12 of 15

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Persons have:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

AKKR Fund III Management Company CV, LP (“CV III GP”) is the sole general partner of CV III. AKKR Growth Capital Management Company III, LP (“GC III GP”) is the sole general partner of GC III. AKKR Growth Capital Management Company II, LP (“GC II GP”) is the sole general partner of GC II Strategic and GC II. AKKR Management Company, LLC (“UGP”) is the sole managing member of Members Fund and the sole general partner of CV III GP, GC III GP and GC II GP. Accel-KKR Holdings GP, LLC (“Topco GP”) is the sole managing member of UGP. Thomas C. Barnds and Robert Palumbo are the sole two directors and members of Topco GP. AKKR Fund II Management Company, LP (the “Management Company”) is the sole management company of each of the Accel-KKR Funds, and UGP is the general partner of the Management Company. Consequently, Mr. Barnds, Mr. Palumbo, CV III GP, GC III GP, GC II GP, UGP, Topco GP and the Management Company may be deemed to have shared voting and dispositive power over the shares held by the Accel-KKR Funds.

Pursuant to a Distribution and Voting Agreement, dated as of February 13, 2012, KKR-AKI Investors L.L.C. (“KKR-AKI”) is subject to a voting agreement with respect to the shares of Class B common stock that it holds in the Issuer and has granted UGP a proxy and attorney-in-fact, with full power of substitution, to vote all of its shares as required by such voting agreement if KKR-AKI does not comply with the terms thereof.

Pursuant to a Stockholders Agreement, dated as of May 24, 2021, as filed as Exhibit 10.1 to the Form 8-K filed May 28, 2021 (the “Agreement”), among (i) the Issuer), (ii) the Accel-KKR Funds, (iii) KKR-AKI, (iv) Dushyant Sharma (“Sharma”), (v) Ashigrace, LLC (“Ashigrace”), (vi) The Sharma Family Trust A dated March 30, 2021 (“Sharma A”), (vii) The Sharma Family Trust B dated March 30, 2021 (“Sharma B”), (viii) The Sharma Family Trust C dated March 30, 2021 (“Sharma C”), (ix) The Sharma Family Trust D dated March 30, 2021 (“Sharma D”), (x) The Ruma Sharma Family Trust dated December 3, 2018 (“Ruma Sharma Trust” and together with Sharma, Ashigrace, Sharma A, Sharma B, Sharma C and Sharma D, the “Sharma Investors” and collectively together with the Accel-KKR Funds and KKR-AKI, the “Investor Parties”), each of the Investor Parties have agreed to certain arrangements, as described under Section 2(a) and Section 2(d) of the Agreement, including to vote all Class A and Class B Shares beneficially owned by such Investor Party, and to procure the vote of its affiliates, to cause the election of certain persons to the Issuer’s board of directors.

As parties to the Agreement, the Reporting Persons may be deemed to be part of a “group” pursuant to Rule 13d-3(a) with the Sharma Investors. Such “group” would be deemed to beneficially own an aggregate of 2,380,950 Class A Shares and 104,480,226 Class A Shares issuable upon conversion of outstanding Class B Shares and Class B Shares issuable upon exercise of outstanding options exercisable within 60 days of the date of this filing, or 88.30% of the Issuer’s outstanding Class A Shares calculated pursuant to Rule 13d-3(d). The Reporting Persons expressly disclaim membership in any such “group” and disclaim beneficial ownership of, and the responses to Items 5 through 9 of the cover pages to this Schedule 13G do not reflect, any securities that the Reporting Persons may be deemed to beneficially own solely by reason of the Agreement, which securities are separately reported on a Schedule 13G filed by Sharma on February 14, 2022.

CUSIP No. 70439P108	SCHEDULE 13G	Page 13 of 15

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. 70439P108	SCHEDULE 13G	Page 14 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Accel-KKR Holdings GP, LLC

By:	/s/ Thomas C. Barnds
Name:	Thomas C. Barnds
Title:	Authorized Signatory

Accel-KKR Capital Partners CV III, LP

By:	/s/ Thomas C. Barnds
Name:	Thomas C. Barnds
Title:	Authorized Signatory

Accel-KKR Growth Capital Partners III, LP

By:	/s/ Thomas C. Barnds
Name:	Thomas C. Barnds
Title:	Authorized Signatory

Accel-KKR Growth Capital Partners II Strategic Fund, LP

By:	/s/ Thomas C. Barnds
Name:	Thomas C. Barnds
Title:	Authorized Signatory

Accel-KKR Growth Capital Partners II, LP

By:	/s/ Thomas C. Barnds
Name:	Thomas C. Barnds
Title:	Authorized Signatory

Accel-KKR Members Fund, LLC

By:	/s/ Thomas C. Barnds
Name:	Thomas C. Barnds
Title:	Authorized Signatory

KKR-AKI Investors L.L.C.

By:	/s/ James M. Goldrick
Name:	James M. Goldrick
Title:	Manager

/s/ Thomas C. Barnds
Thomas C. Barnds

* Robert Palumbo

*By:	/s/ Thomas C. Barnds
Name:	Thomas C. Barnds
Title:	Attorney-in-Fact

CUSIP No. 70439P108	SCHEDULE 13G	Page 15 of 15

EXHIBIT INDEX

Exhibit No.	Description

24	Power of Attorney for Robert Palumbo, dated May 25, 2021 (incorporated herein by reference to Exhibit 24 to the filing by Robert Palumbo on Form 3 for Paymentus Holdings, Inc., filed with the Securities and Exchange Commission on May 25, 2021)

99.1	Joint Filing Agreement, dated as of February 14, 2022 by and among Accel-KKR Holdings GP, LLC, Accel-KKR Capital Partners CV III, LP, Accel-KKR Growth Capital Partners III, LP, Accel-KKR Growth Capital Partners II Strategic Fund, LP, Accel-KKR Growth Capital Partners II, LP, Accel-KKR Members Fund, LLC, Thomas C. Barnds, and Robert Palumbo